FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Stanford Venture Capital Holdings, Inc. (Last) (First) (Middle) 5050 Westheimer Road (Street) Houston, TX 77056 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year June 13, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Intercallnet, Inc. (ICLN)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)
   Other (specify below)

Description

6. If Amendment,
    Date of Original
    (Month/Day/Year)

March 11, 2002

7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Series A Convertible Preferred Stock, par value $.0001 per share	1,500,000	D	(1)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Convertible Promissory Note	6/13/2002 / 6/30/06	Common Stock, par value $0.0001 per share / 1,250,000	$1.20	D	(1)
Warrant	2/28/02 / 2/27/07	Common Stock, par value $0.0001 per share / 83,334	$1.50	D	(1)
Warrant	2/28/02 / 2/27/07	Common Stock, par value $0.0001 per share / 83,334	$1.00	D	(1)
Warrant	2/28/02 / 2/27/07	Common Stock, par value $0.0001 per share / 250,000	$0.85	D	(1)
Warrant	2/28/02 / 2/27/07	Common Stock, par value $0.0001 per share / 250,000	$0.65	D	(1)
Warrant	2/28/02 / 2/27/07	Common Stock, par value $0.0001 per share / 250,000	$0.45	D	(1)
Warrant	2/28/02 / 2/27/07	Common Stock, par value $0.0001 per share / 166,666	$0.25	D	(1)
Warrant	3/12/02 / 3/12/07	Common Stock, par value $0.0001 per share / 83,334	$1.50	D	(1)
Warrant	3/12/02 / 3/12/07	Common Stock, par value $0.0001 per share / 83,334	$1.00	D	(1)
Warrant	3/12/02 / 3/12/07	Common Stock, par value $0.0001 per share / 250,000	$0.85	D	(1)
Warrant	3/12/02 / 3/12/07	Common Stock, par value $0.0001 per share / 250,000	$0.65	D	(1)
Warrant	3/12/02 / 3/12/07	Common Stock, par value $0.0001 per share / 250,000	$0.45	D	(1)
Warrant	3/12/02 / 3/12/07	Common Stock, par value $0.0001 per share / 166,666	$0.25	D	(1)
Warrant	3/27/02 / 3/27/07	Common Stock, par value $0.0001 per share / 83,332	$1.50	D	(1)
Warrant	3/27/02 / 3/27/07	Common Stock, par value $0.0001 per share / 83,332	$1.00	D	(1)
Warrant	3/27/02 / 3/27/07	Common Stock, par value $0.0001 per share / 250,000	$0.85	D	(1)
Warrant	3/27/02 / 3/27/07	Common Stock, par value $0.0001 per share / 250,000	$0.65	D	(1)
Warrant	3/27/02 / 3/27/07	Common Stock, par value $0.0001 per share / 250,000	$0.45	D	(1)
Warrant	3/27/02 / 3/27/07	Common Stock, par value $0.0001 per share / 166,668	$0.25	D	(1)
Explanation of Responses:

(1) These securities are directly beneficially owned by Stanford Venture Capital Holdings, Inc. and may be deemed to be indirectly beneficially owned by R. Allen Stanford. Mr. Stanford disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

JOINT FILER INFORMATION

Name:      Standford Venture Capital Holdings, Inc.

Address:   5050 Westheimer Road
                Houston, Texas 77056

Designated Filer: Stanford Venture Capital Holdings, Inc.

Issuer and Ticker Symbol: Intercallnet, Inc. (ICLN)

Date of Event Requiring
Statement:         June 13, 2002

Signature:         Stanford Venture Capital Holdings, Inc.

By:            /s/ Yolanda M. Suarez
                     Yolanda M. Suarez
                      Secretary

JOINT FILER INFORMATION

Name:         R. Allen Stanford

Address:      c/o Stanford Venture Capital Holdings, Inc.
                   5050 Westheimer Road
                   Houston, Texas 77056

Designated Filer:         Stanford Venture Capital Holdings, Inc.

Issuer and Ticker Symbol: Intercallnet, Inc. (ICLN)

Date of Event Requiring
Statement:            June 13, 2002

Signature:            /s/ R. Allen Stanford
                           R. Allen Stanford

By: /s/ Yolanda M. Suarez - Stanford Venture Capital Holdings, Inc. September 30, 2002 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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